FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

VIZSLA SILVER CORP.
Suite 700, 1090 West Georgia Street
Vancouver, BC V6E 3V7

Item 2.	Date of Material Change

June 3, 2021

Item 3.	News Release

The news release was issued on June 3, 2021 and was disseminated by The Newswire and filed on SEDAR.

Item 4.	Summary of Material Change

Vancouver, British Columbia (June 3, 2021) - Vizsla Silver Corp. (TSX-V: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") announced today that it has completed its previously announced bought deal prospectus offering of 27,600,000 units of the Company (the "Units") at a price of C$2.50 per Unit for aggregate gross proceeds of C$69,000,000, which includes the exercise in full of the underwriter's over-allotment option for 3,600,000 Units (the "Public Offering").

Item 5.	Full Description of Material Change

The Company announced today that it has completed its previously announced bought deal prospectus offering of 27,600,000 units of the Company (the "Units") at a price of C$2.50 per Unit for aggregate gross proceeds of C$69,000,000, which includes the exercise in full of the underwriter's over-allotment option for 3,600,000 Units (the "Public Offering").

Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until December 3, 2022, at a price of C$3.25.

The Public Offering was conducted by Canaccord Genuity Corp., as lead underwriter and sole-bookrunner, and PI Financial Corp., Clarus Securities Inc., and Sprott Capital Partners LP (the "Underwriters"). In consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company paid to the Underwriter a cash commission equal to 6% of the gross proceeds raised under the Public Offering, other than in respect of sales of the Public Offering to the Company's president's list (the "President's List") for which the Company paid a cash commission equal to 3%. As further consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company issued broker warrants to the Underwriters, exercisable at any time on or before December 3, 2022, to acquire that number of common shares of the Company which is equal to 6% of the number of Units sold under the Public Offering (3% in respect of the President's List) at an exercise price of C$2.50.

The Public Offering was completed pursuant to a prospectus supplement dated May 28, 2021 to the short form base shelf prospectus of the Company dated December 1, 2020 in each of the provinces of Canada (except Quebec), in the United States on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") and applicable state securities laws and other jurisdictions outside of Canada and the United States on an exempt basis. The Public Offering remains subject to the final approval of the TSX Venture Exchange (the "TSX-V").

The net proceeds of the Public Offering will be used to advance the exploration and development of the Company's Panuco project, to make option payments and pursue potential future acquisitions, as well as for working capital and general corporate purposes as set out in the prospectus supplement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been, nor will they be, registered under the U.S. Securities Act or under any U.S. state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

In addition, the Company is pleased to announce that it is arranging a non-brokered private placement (the "Private Placement") of up to an additional 1,660,000 units of the Company (the "Private Placement Units") at a price of C$2.50 per Private Placement Unit for aggregate gross proceeds of C$4,150,000. Each Private Placement Unit will be issued on materially the same terms as the Units issued under the Public Offering and as such will consist of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Private Placement Warrant"). Each Private Placement Warrant entitles the holder to acquire one common share of the Company for 18 months from the closing of the Private Placement at a price of C$3.25.

The net proceeds of the Private Placement will be used to advance the exploration and development of the Company's Panuco project, to make option payments and pursue potential future acquisitions, as well as for working capital and general corporate purposes.

To demonstrate continued support of the Company's growth plans, insiders of the Company, including certain directors and officers, are expected to participate in the Private Placement. Such participation is considered a related party transaction within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The related party transaction will be exempt from minority approval, information circular and formal valuation requirements pursuant to the exemptions contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, as neither the fair market value of the gross securities to be issued under the Private Placement nor the consideration to be paid by the insiders will exceed 25% of the Company's market capitalization.

The Private Placement is subject to approval of the TSX-V.

Tectonic Advisory Partners acted as advisors to Vizsla in respect of the Private Placement (Tectonic Securities transactions are executed through Ecoban Securities Corporation).

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Michael Konnert Chief Executive Officer and President

Item 9.	Date of Report

June 4, 2021